SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number:    1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Major Operating Data of the 2017 Financial Year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: February 8, 2018	By:	/s/ Wu Haijun
	Name:	Wu Haijun
	Title:	President

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

Major Operating Data of the 2017 Financial Year

According to Rule 18 of the Guidelines of the Shanghai Stock Exchange for Industry Information Disclosure No.18—Chemical Industry, Sinopec Shanghai Petrochemical Company Limited (the “Company”) announced the major operating data for the twelve months ended 31 December 2017:

I. Major operating data of the 2017 financial year

Product	Production volume (10,000 tons)	Sales volume (10,000 tons)	Sales revenue (1,000 RMB)
Petroleum products
Diesel note 1	386.38	338.87	16,201,751
Gasoline	316.61	317.15	20,844,321
Jet Fuel note 1	157.41	75.13	2,679,144
Intermediate petrochemicals
PX note 2	63.29	41.32	2,385,401
Benzene note 1	34.06	31.97	1,812,902
Ethylene Glycol note 2	41.11	29.34	1,838,152
Ethylene Oxide	14.64	14.25	1,181,358
Ethylene note 2	76.69	0.55	48,084
Resins and plastics
PE	47.13	46.25	4,343,010
PP	48.18	44.02	3,568,570
Polyester chips note 1 note 2	41.26	31.52	2,090,735
Synthetic fibres
Acrylics	13.19	13.26	1,721,908
Polyester	4.58	3.93	330,425

Note 1: Sales exclude materials processed on a sub-contract basis.

Note 2: Part of the difference between the production volume and sales volume is internal use.

The above data for sales volume and sales revenue do not include the data for the Company’s trading of petrochemical products.

II. Change in prices of major products and raw materials in the 2017 financial year

Unit: RMB yuan/ton

Product	The average price in the 2017 financial year	The average price in the 2016 financial year	Change
Diesel	4,781	4,614	3.63%
Gasoline	6,572	5,951	10.45%
Jet Fuel	3,566	2,841	25.52%
Ethylene	8,743	6,875	27.16%
PX	5,772	5,282	9.28%
Benzene	5,671	4,310	31.57%
Ethylene Glycol	6,264	4,751	31.85%
Ethylene Oxide	8,290	7,234	14.60%
PE	9,390	8,491	10.58%
PP	8,107	7,336	10.50%
Polyester chips	6,634	5,593	18.62%
Acrylics	12,983	10,795	20.27%
Polyester	8,413	6,322	33.08%

Raw material	The average processing cost in the 2017 financial year	The average processing cost in the 2016 financial year	Change
Crude oil	2,581.35	1,979.58	30.40%

III. Other Matters

The above-mentioned operating data was calculated based on the internal statistics of the Company and are intended to provide an overview of the production and operation of the Company to the investors on a timely basis. The operating data is unaudited and does not make any express or implied forecasts or guarantees in respect of the Company’s future operating conditions. Investors are advised to exercise caution when using such information.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Guo Xiaojun Joint Company Secretary

Shanghai, the PRC, 6 February 2018